



Jacob Davis · 3rd

Co-Founder at Bizfluence app

Israel · 500+ connections · **Contact info**

 **Bizfluence app**

 **Johns Hopkins University School of Education**

Experience



Co-Founder

Bizfluence app · Full-time

Aug 2020 – Present · 8 mos

United States

Bizfluence is a community of business owners and professionals, from over 100 industries and 100 countries, on a streamlined platform designed with a single mission: to help you network, grow your business and move up in your professional career.



Chief Technology Officer

Next Level Solutions, LLC (Louisiana)

Aug 2018 – Present · 2 yrs 8 mos

Baton Rouge, Louisiana Area

Chief Technology Officer at Next Level Solutions - providing strategy, research, and management of cloud based solutions for small businesses. At Next Level, we enable executives and team members to focus on customers and revenue growth by extending the capabilities of the administrative team.



Chief Operating Officer

Boutique Seller Services

Jan 2019 – Present · 2 yrs 3 mos
Israel



Innovation Consultant - Regional Director
VISYON
Aug 2018 – Jul 2019 · 1 yr
Israel

Lead in establishing VISYON's office in Israel. VISYON is an award-winning company based in Spain that empowers innovation through emerging technologies and creative solutions, such as VR, AR, Holograms and AI.

Chief Technology Officer
Brown Technical Media Corp
Jul 2015 – Jun 2018 · 3 yrs
Houston, Texas

Main services provided include web development, strategic planning, and marketing analytics. Other main achievements include:
- Redesigned and optimized main website for a 200% increase in online revenue yearly.
- Created 10+ micro-sites to create targeted websites for niche industries. ...see more

Show 2 more experiences ⌄

Education



Johns Hopkins University School of Education
Master's Of Science In Education, Educational Evaluation and Research
2012 – 2013

Completed a Master's degree with a focus on educational research and leadership.



University of Maryland Baltimore County



Bachelor's degree, Physics, Computer Science
2013 – 2014

Completed Core Coursework for Bachelor's of Science in Physics with a Minor in Computer Science



Excelsior College
Bachelor's degree Liberal Arts, History
2010 – 2012

Licenses & certifications

AdWords Certification
Google Partners
Issued Apr 2015 · Expired Apr 2016

See credential

Skills & endorsements

Marketing Strategy · 4
Noey S. Jacobson and 3 connections have given endorsements for this skill

Project Management · 5
Noey S. Jacobson and 4 connections have given endorsements for this skill

Web Development · 5
Noey S. Jacobson and 4 connections have given endorsements for this skill

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Recommendations

Received (0)   **Given (1)**

**Jonathan Ellis**
SALES, MARKETING &
BUSINESS DEVELOPMENT

I've worked with Jon on a number of projects over the years, and he's the kind of person who never gives up. He has a way of

– Catalyzing Growth –
Knowing the Purpose of
Life is Gratitude!

October 9, 2020, Jonathan
worked with Jacob in the same
group

accomplishing the goal even when there isn't a clear path to
success. Jon also has a way of finding the right people to get
the job done. Since he approaches each problem wi... **See more**